Exhibit 97
Executive Compensation Recoupment Policy
Last Updated: August 7, 2023

The Compensation and Management Development Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of The Gap, Inc. (the “Company”) has approved this Executive Compensation Recoupment Policy (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and explains when the Company will be required or authorized, as applicable, to seek recovery of Incentive-Based Compensation awarded or paid to a Covered Officer. The remedies under this Policy are in addition to, and not in lieu of, any other claims the Company may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies or other authorities. Further, the exercise by the Administrator of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or an Administrator may have with respect to any person subject to this Policy. To the extent applicable, this Policy will be administered in a manner that complies with applicable law and listing exchange requirements and shall be interpreted and construed accordingly. Capitalized terms used but not otherwise defined in this Policy are defined in Section 3.
1. Recoupment
(a) Discretionary Recoupment
Subject to the discretion and approval of the Administrator, the Company will, in all appropriate cases as determined by the Administrator, recover all or a portion of the Incentive-Based Compensation awarded or paid to a Covered Officer during the Applicable Period, where either (i) (a) the award or the vesting of the award was predicated upon the achievement of certain financial or non-financial results that were subsequently the subject of a Non-Restatement Related Miscalculation and (b) a lower award would have been made to the Covered Officer, or a lesser amount would have vested, based upon the recalculated financial or non-financial results; or (ii) with respect to Incentive-Based Compensation awarded or that vested after the applicable crime, neglect, breach or act or omission described below, the Covered Officer (w) was indicted or convicted of, or admitted to, any crimes involving theft, fraud or moral turpitude, (x) engaged in gross neglect of duties, including willfully failing or refusing to implement or follow direction of the Company, (y) materially breached the Company’s policies and procedures, including but not limited to the Code of Business Conduct, or (z) acted or failed to act in a negligent or intentional manner that resulted in material financial, reputational or other harm to the Company or its affiliates and subsidiaries (the cases described in clause (ii) are hereinafter referred to as “Misconduct”, and the recovery described in clauses (i) and (ii) is hereinafter referred to as “Discretionary Recoupment”). In determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Administrator may consider, among other things, the seriousness of any Misconduct, whether the Covered Officer was unjustly enriched, whether seeking the recovery would prejudice the Company’s interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.
(b) Mandatory Recoupment
If the Company is required to undertake a Restatement, then the Company shall recover, reasonably promptly and without discretion by the Administrator, all Mandatory Recoverable Compensation from any Covered Officer during the Applicable Period, unless the Administrator determines in good faith that it is Impracticable to do so, after exercising normal due process review of all the relevant facts and circumstances (such recovery is hereinafter referred to as “Mandatory Recoupment”). Such recovery will be made without regard to any individual knowledge or responsibility related to the Restatement .
If such Mandatory Recoverable Compensation was not awarded or paid on a formulaic basis, the Company will seek to recover the amount that the Administrator determines in good faith should be recouped.
2. Administration
The Compensation Committee is responsible for overseeing this Policy and, subject to applicable law, may seek to recoup Incentive-Based Compensation by requiring any Covered Officer to repay such amounts to the Company; an adjustment to future cash or equity-based compensation payments or awards; by set-off of a Covered Officer’s other compensation; or by such other means or combination of means as the Compensation Committee determines to be appropriate; provided that any decisions with respect to the Chief Executive Officer’s compensation shall be subject to ratification by the Board (the Compensation Committee or Board, as applicable, the “Administrator”).
In the reasonable exercise of its business judgment under this Policy, the Administrator or any other committee of the Board may determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Discretionary Recoupment or Mandatory Recoupment (each as described in Section 1) to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.
The Administrator may amend or terminate this Policy at any time.
3. Definitions
For purposes of this Policy, the following terms not otherwise defined in the Policy shall have the following meanings:
“Applicable Period” means (a) in the case of Mandatory Recoupment, the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs the Company to undertake a Restatement; and (b) in the case of Discretionary Recoupment, such period as the Administrator determines to be appropriate, including in light of the scope and nature of any Misconduct. The Applicable Period also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.
“Covered Officer” means any person who is, or was at any time, during the Applicable Period, an Executive Officer of the Company. For the avoidance of doubt, a Covered Officer may include a former Executive Officer that left the Company, retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period.
“Effective Date” means December 1, 2023.
“Executive Officer” means an executive officer of the Company within the meaning of Section 16 of the Exchange Act, and any other executive-level officer reporting directly to the Chief Executive Officer of the Company.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including non-GAAP financial measures), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part therefrom) are Financial Reporting Measures.
“Impracticable” means that (i) pursuing recovery of Mandatory Recoverable Compensation would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides an opinion of counsel to that effect acceptable to the Company’s listing exchange; (ii) the direct expenses paid to a third party to assist in recovering Mandatory Recoverable Compensation would exceed such amounts and the Company has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover such amounts to the Company’s listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Notwithstanding the foregoing, in the case of Discretionary Recoupment, Incentive-Based Compensation will also include all forms of cash and equity incentive compensation, including, without limitation, cash bonuses and equity awards that are received or vest solely based on the passage of time and/or attaining one or more non-Financial Reporting Measures.
“Mandatory Recoverable Compensation” means the amount of any Incentive-Based Compensation (calculated on a pre-tax basis) Received by a Covered Officer during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. Mandatory Recoverable Compensation does not include any Incentive-Based Compensation Received by a person (i) before such person began service in a position or capacity meeting the definition of a Covered Officer, (ii) if such person did not meet the definition of a Covered Officer at any time during the performance period for that Incentive-Based Compensation, or (iii) during any period the Company did not have a class of its securities listed on a national securities exchange or a national securities association. Mandatory Recoverable Compensation may include Incentive-Based Compensation Received by a person while serving as an employee if such person previously served as a Covered Officer and then transitioned to an employee role. If the subject Incentive-Based Compensation (calculated on a pre-tax basis) was based on stock price or total shareholder return, where the Mandatory Recoverable Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Mandatory Recoverable Compensation must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and documentation of such reasonable estimate must be provided to the Company’s listing exchange.
“Non-Restatement Related Miscalculation” means a miscalculation that results in an overpayment of Incentive-Based Compensation, which is not related to a Restatement.
“Received” means the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained during a particular fiscal period, even if the payment or grant of the Incentive-Based Compensation occurs in a different fiscal period.
“Restatement” means an accounting restatement of any of the Company’s financial statements filed with the Securities and Exchange Commission under the Exchange Act or the Securities Act of 1933,

as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether the Company or Covered Officer misconduct was the cause for such restatement. Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).
4. No Indemnification or Reimbursement
Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates or subsidiaries indemnify or reimburse a Covered Officer for any loss under this Policy and in no event shall the Company or any of its affiliates or subsidiaries pay premiums on any insurance policy that would cover a Covered Officer’s potential losses under this Policy.
5. Interpretation; Enforcement
The Administrator will, subject to the provisions of this Policy and Rule 10D-1 of the Exchange Act, and the listing standards of the New York Stock Exchange, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Administrator will be final, binding and conclusive.
6. Acknowledgement by Covered Officers; Condition to Eligibility for Incentive-Based Compensation
The Company will provide notice and seek acknowledgement of this Policy from each Covered Officer, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, the Company must be in receipt of a Covered Officer’s acknowledgement as a condition to such Covered Officer’s eligibility to receive Incentive-Based Compensation subject to this Policy. All Incentive-Based Compensation subject to this Policy will not be earned, even if already paid, until the Policy ceases to apply to such Incentive-Based Compensation and any other vesting conditions applicable to such Incentive-Based Compensation are satisfied.
7. Effectiveness
    Except as otherwise determined in writing by the Administrator, this Policy will apply to any Incentive-Based Compensation that (i) in the case of Mandatory Recoupment, is Received by a Covered Officer on or after the Effective Date, and (ii) in the case of Discretionary Recoupment, is awarded or paid to a Covered Officer on or after the Effective Date. Further, as of the Effective Date, this Policy amends and supersedes in its entirety the Company’s prior executive compensation recoupment policy (the “Prior Policy”). Notwithstanding the foregoing, the Prior Policy shall remain in full force and effect as to any compensation that, without the existence, and satisfaction, of conditions as set forth in the Prior Policy, may otherwise have been deemed earned prior to the Effective Date. This Policy will survive and continue notwithstanding any termination of a Covered Officer’s employment with the Company and its affiliates.
8. Successors
    This Policy shall be binding and enforceable against all Covered Officers and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

9. Governing Law
    To the extent not preempted by U.S. federal law, this Policy will be governed by and construed in accordance with the laws of the State of California, without reference to principles of conflict of laws.